Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended		For the Years Ended
	March 31,		December 31,
	2013	2012	2012	2011	2010	2009	2008
	(in millions)
Earnings (loss):
Loss from continuing operations before income taxes	$(605)	$(826)	$(4,172)	$(2,636)	$(3,299)	$(3,494)	$(4,060)
Equity in losses of unconsolidated investments, net	202	290	1,114	1,730	1,286	803	64
Fixed charges	608	584	2,365	2,068	2,081	2,047	2,094
Interest capitalized	(15)	(115)	(278)	(413)	(13)	(12)	(123)
Amortization of interest capitalized	33	12	81	48	85	85	80
Earnings (loss), as adjusted	223	(55)	(890)	797	140	(571)	(1,945)
Fixed charges:
Interest expense	432	298	1,428	1,011	1,464	1,450	1,362
Interest capitalized	15	115	278	413	13	12	123
Portion of rentals representative of interest	161	171	659	644	604	585	609
Fixed charges	608	584	2,365	2,068	2,081	2,047	2,094
Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	— (7)

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $385 million at March 31, 2013.

(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $639 million at March 31, 2012.

(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $3.3 billion in 2012.

(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in 2011.

(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.

(6)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.

(7)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.